UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CELCUITY INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15102K100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 15102K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Private Equity Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,623,890 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,623,890 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,890 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

FOOTNOTES

(1)	The shares are owned directly by Soleus Private Equity Fund II, L.P. (“Soleus PE”). Soleus Private Equity GP II, LLC (“Soleus GP”) is the sole general partner of Soleus PE. Soleus GP holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP II, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP II, LLC. Each of Mr. Guy Levy, Soleus PE GP II, LLC and Soleus GP disclaims beneficial ownership of these securities held by Soleus PE and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	Consists of shares of the common stock, par value $0.001 per share (“Common Stock”), of Celcuity Inc. (the “Issuer”) that are either held by Soleus PE, or that may be acquired upon the conversion of shares of the Series A Convertible Preferred Stock of the Issuer (“Preferred Stock”) or the exercise of warrants to purchase shares of Preferred Stock (“Warrants”) that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Certificate of Designations of Preferences, Rights and Limitations of the Preferred Stock (the “Certificate of Designations”) and in the Warrants.

(3)	This percentage is calculated based upon 24,203,156 shares of Common Stock outstanding of the Issuer as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023 (the “Form 10-Q”).

CUSIP NO. 15102K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Private Equity GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,623,890 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,623,890 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,890 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	The shares reported in this row are owned directly by Soleus PE. Soleus GP is the sole general partner of Soleus PE. Soleus GP holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP II, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP II, LLC.

(2)	Consists of shares of Common Stock of the Issuer that are either held by Soleus PE, or that may be acquired upon the conversion of shares of the Preferred Stock or the exercise of Warrants that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Certificate of Designations and in the Warrants.

(3)	This percentage is calculated based upon 24,203,156 shares of Common Stock outstanding of the Issuer as of November 6, 2023, as reported in the Form 10-Q.

CUSIP NO. 15102K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus PE GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,623,890 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,623,890 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,890 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	The shares reported in this row are owned directly by Soleus PE. Soleus GP is the sole general partner of Soleus PE. Soleus GP holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP II, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP II, LLC.

(2)	Consists of shares of Common Stock of the Issuer that are either held by Soleus PE, or that may be acquired upon the conversion of shares of the Preferred Stock or the exercise of Warrants that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Certificate of Designations and in the Warrants.

(3)	This percentage is calculated based upon 24,203,156 shares of Common Stock outstanding of the Issuer as of November 6, 2023, as reported in the Form 10-Q.

CUSIP NO. 15102K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,457,694 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,457,694 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,457,694 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

FOOTNOTES

(1)	The shares reported in this row are held by Soleus Capital Master Fund, L.P. (“Master Fund”). Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	Consists of shares of Common Stock of the Issuer that are either held by Master Fund, or that may be acquired upon the conversion of shares of the Preferred Stock or the exercise of Warrants that are held by Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Certificate of Designations and in the Warrants.

(3)	This percentage is calculated based upon 24,203,156 shares of Common Stock outstanding of the Issuer as of November 6, 2023, as reported in the Form 10-Q.

CUSIP NO. 15102K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,457,694 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,457,694 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,457,694 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	The shares reported in this row are held by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC.

(2)	Consists of shares of Common Stock of the Issuer that are either held by Master Fund, or that may be acquired upon the conversion of shares of the Preferred Stock or the exercise of Warrants that are held by Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Certificate of Designations and in the Warrants.

(3)	This percentage is calculated based upon 24,203,156 shares of Common Stock outstanding of the Issuer as of November 6, 2023, as reported in the Form 10-Q.

CUSIP NO. 15102K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,457,694 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,457,694 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,457,694 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	The shares reported in this row are held by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC.

(2)	Consists of shares of Common Stock of the Issuer that are either held by Master Fund, or that may be acquired upon the conversion of shares of the Preferred Stock or the exercise of Warrants that are held by Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Certificate of Designations and in the Warrants.

(3)	This percentage is calculated based upon 24,203,156 shares of Common Stock outstanding of the Issuer as of November 6, 2023, as reported in the Form 10-Q.

CUSIP NO. 15102K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,419,916 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,419,916 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,916 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES

(1)	The shares reported in this row are beneficially owned directly by Soleus PE and Master Fund. Soleus GP is the sole general partner of Soleus PE, Soleus PE GP II, LLC is the sole manager of Soleus GP, and Mr. Guy Levy is the sole managing member of Soleus PE GP II, LLC. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, and Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Mr. Guy Levy disclaims beneficial ownership of these securities held by Soleus PE and Master Fund, and this report shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of his pecuniary interest therein.

(2)	Consists of shares of Common Stock of the Issuer that are either held by Soleus PE and Master Fund, or that may be acquired upon the conversion of shares of the Preferred Stock or the exercise of Warrants that are held by Soleus PE and Master Fund. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Certificate of Designations and in the Warrants.

(3)	This percentage is calculated based upon 24,203,156 shares of Common Stock outstanding of the Issuer as of November 6, 2023, as reported in the Form 10-Q.

Item 1.

(a)	Name of Issuer

Celcuity Inc.

(b)	Address of Issuer’s Principal Executive Offices

16305 36th Ave. North, Suite 100

Minneapolis, MN 55446

Item 2.

(a)	Name of Person(s) Filing

Soleus Private Equity GP II, LLC

Soleus Private Equity Fund II, L.P.

Soleus PE GP II, LLC

Soleus Capital Master Fund, L.P.

Soleus Capital, LLC

Soleus Capital Group, LLC

Guy Levy

(b)	Address of Principal Business Office or, if none, Residence

Soleus Private Equity GP II, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Private Equity Fund II, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus PE GP II, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital Master Fund, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital Group, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Guy Levy

c/o Soleus Capital Management, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

(c)	Citizenship

Soleus Private Equity GP II, LLC – Delaware

Soleus Private Equity Fund II, L.P. – Delaware

Soleus PE GP II, LLC – Delaware

Soleus Capital Master Fund, L.P. – Cayman Islands

Soleus Capital, LLC – Delaware

Soleus Capital Group, LLC – Delaware

Guy Levy – United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

15102K100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Reference is made to Items 5 – 11 on the preceding pages of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024	Soleus Private Equity Fund II, L.P.

	By:	Soleus Private Equity GP II, LLC, its General Partner

	By:	Soleus PE GP II, LLC, its Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus Private Equity GP II, LLC

	By:	Soleus PE GP II, LLC, its Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus PE GP II, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus Capital Master Fund, L.P.

	By:	Soleus Capital, LLC, its General Partner

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus Capital, LLC

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus Capital Group, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	/s/ Guy Levy
	Name:	Guy Levy

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

Soleus Private Equity GP II, LLC, a Delaware limited liability company, Soleus Private Equity Fund II, L.P., a Delaware limited partnership, Soleus PE GP II, LLC, a Delaware limited liability company, Soleus Capital Master Fund, L.P., a Cayman Islands exempted limited partnership, Soleus Capital, LLC, a Delaware limited liability company, Soleus Capital Group, LLC, a Delaware limited liability company, and Guy Levy, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Joint Filing Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Date: February 9, 2024	Soleus Private Equity Fund II, L.P.

	By:	Soleus Private Equity GP II, LLC, its General Partner

	By:	Soleus PE GP II, LLC, its Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus Private Equity GP II, LLC

	By:	Soleus PE GP II, LLC, its Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus PE GP II, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus Capital Master Fund, L.P.

	By:	Soleus Capital, LLC, its General Partner

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus Capital, LLC

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	Soleus Capital Group, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: February 9, 2024	/s/ Guy Levy
	Name:	Guy Levy